Exhibit 99.1

Second Quarter 2017 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2017 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2017 Report to Shareholders, including our unaudited interim financial statements for the period April 30, 2017, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Second Quarter 2017 Report on the Investor Relations page of www.scotiabank.com.

Second Quarter Highlights (versus Q2, 2016)

•	Net income of $2,061 million, compared to $1,584 million
•	Earnings per share (diluted) of $1.62 compared to $1.23
•	ROE of 14.9%, compared to 12.1%

Second Quarter Highlights (versus Q2, 2016 adjusted for restructuring charge1)

•	Net income of $2,061 million, compared to $1,862 million
•	Earnings per share (diluted) of $1.62 compared to $1.46
•	ROE of 14.9%, compared to 14.4%

Second Quarter Year to Date Highlights (versus YTD 2016)

•	Net income of $4,070 million, compared to $3,398 million
•	Earnings per share (diluted) of $3.19 compared to $2.66
•	ROE of 14.6%, compared to 13.0%

Second Quarter Year to Date Highlights (versus YTD 2016 adjusted for Q2, 2016 restructuring charge1)

•	Net income of $4,070 million, compared to $3,676 million
•	Earnings per share (diluted) of $3.19 compared to $2.89
•	ROE of 14.6%, compared to 14.1%

TORONTO, ONTARIO – (CNW – May 30, 2017) – Scotiabank reported second quarter net income of $2,061 million compared to $1,584 million in the same period last year. Diluted earnings per share were $1.62, compared to $1.23 in the same period a year ago. Return on equity was 14.9% compared to 12.1% last year.

During the second quarter last year, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the impact of last year’s restructuring charge, net income and diluted earnings per share rose 11%. Return on equity was 14.9% compared to 14.4%.

“This quarter’s results were driven by strong operating performances in all three business lines,” said Brian Porter, President and CEO of Scotiabank. “Continued focus on improving the customer experience, advancing the digitization of the Bank and driving a more efficient operation has contributed to this performance.

“International Banking’s earnings momentum continued with a record quarter driven mainly by higher margins, positive operating leverage and stronger credit performance. Our operations in the Pacific Alliance region had a particularly strong performance in the quarter.

“Canadian Banking had a solid quarter, underpinned by good asset and deposit growth. We continue to invest in enhancing our digital capabilities to improve our customer experience.

“Global Banking and Markets had a strong quarter with solid results across our trading and corporate lending businesses with significant improvement in our credit quality.

“The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.3%. Strong capital ratios support our ability to invest in and grow the Bank, while also increasing dividends and undertaking share buybacks.

“Overall, we are pleased with the earnings momentum in our main businesses which allows us to continue to make investments across the Bank that make it easier for customers to do business with us.”

1	Refer to “Non-GAAP Measures” section.

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Financial Results

The 2017 second quarter results are presented below:

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2017	January 31 2017	April 30 2016	April 30 2017	April 30 2016
Net interest income	$3,728	$3,643	$3,518	$7,371	$7,037
Non-interest income	2,853	3,225	3,076	6,078	5,922

Total revenue	6,581	6,868	6,594	13,449	12,959
Provision for credit losses	587	553	752	1,140	1,291
Non-interest expenses	3,601	3,689	3,817	7,290	7,385
Income tax expense	332	617	441	949	885

Net income	$2,061	$2,009	$1,584	$4,070	$3,398

Net income attributable to non-controlling interests in subsidiaries	64	61	61	125	117
Net income attributable to equity holders of the Bank	1,997	1,948	1,523	3,945	3,281
Preferred shareholders	32	39	34	71	62
Common shareholders	$1,965	$1,909	$1,489	$3,874	$3,219

Earnings per common share (in dollars)
Basic	$1.63	$1.58	$1.24	$3.21	$2.68
Diluted	$1.62	$1.57	$1.23	$3.19	$2.66

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Second Quarter 2017 Report to Shareholders.

Adjusting for the Q2 2016 restructuring charge:

The table below reflects the impact of the restructuring charge taken last year in Q2 2016 of $378 million pre-tax ($278 million after tax (1)).

	For the three months ended April 30, 2016			For the six months ended April 30, 2016
	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$3,398	$278	$3,676
Diluted earnings per share	$1.23	$0.23	$1.46	$2.66	$0.23	$2.89
Return on equity	12.1%	2.3%	14.4%	13.0%	1.1%	14.1%
Productivity ratio	57.9%	(5.7)%	52.2%	57.0%	(2.9)%	54.1%

(1)	Calculated using the statutory tax rates of the various jurisdictions.

Business Segment Review

Canadian Banking

Net income attributable to equity holders was $971 million, a decrease of $6 million or 1% over the same quarter last year. Adjusting for the gain on the disposition of a non-core lease finance business (“the gain on disposition”) in the prior year, net income increased $94 million or 11%, of which 6% was due to higher gains on sale of real estate. Solid growth from assets and deposits were partially offset by higher non-interest expenses and provision for credit losses.

Net income attributable to equity holders decreased $10 million or 1% over last quarter, mainly due to lower net interest income due to three fewer days in the quarter. This was partly offset by asset growth and slightly higher gains on sale of real estate.

On a year-to-date basis, net income attributable to equity holders was $1,952 million, an increase of $100 million or 5%. Adjusting for the gain on disposition, net income increased $200 million or 11%, of which 5% of the increase was due to higher gains on sale of real estate. Solid growth from assets and deposits were partially offset by higher non-interest expenses and provision for credit losses.

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International Banking

Net income attributable to equity holders was $595 million, up 19% over the same quarter last year. The increase reflects higher net interest margin, positive operating leverage and lower provision for credit losses partly offset by the negative impact of foreign currency translation.

Net income attributable to equity holders was up 3% over last quarter. The increase was driven by strong asset growth and higher net interest margin, partly offset by higher provision for credit losses, and lower trading and security gains.

On a year-to-date basis, net income attributable to equity holders was up 17%. The increase reflects higher net interest margin, positive operating leverage and lower provision for credit losses partly offset by the negative impact of foreign currency translation.

Global Banking and Markets

Net income attributable to equity holders was $517 million, an increase of $194 million or 60% over the same quarter last year. The increase was driven mainly by higher contributions from equities, fixed income, and U.S. lending businesses, as well as lower provision for credit losses. The higher income from equities related primarily to higher client trading activity which contributed approximately 40% of the year-over-year earnings growth. This was partly offset by lower results in investment banking and the commodities businesses.

Net income attributable to equity holders increased by $48 million or 10% over last quarter. This was due to higher income from equities related primarily to higher client trading activity, as well as lower expenses. These were partly offset by lower fixed income trading and lower precious metals income.

On a year-to-date basis, net income attributable to equity holders was $986 million, an increase of $297 million or 43%. Strong results in fixed income, equities, European lending, as well as lower provision for credit losses, were partly offset by higher non-interest expenses.

Other

Net loss attributable to equity holders was $86 million, compared to $277 million or net income of $1 million over the same quarter last year, adjusting for the after tax restructuring charge of $278 million ($378 million pre-tax) in the prior year. The decrease was due mainly to lower net gain on investment securities, lower gains on sale of real estate, the negative impact of foreign currency translation (including hedges), and higher non-interest expenses. Partly offsetting was an increase in the collective allowance on performing loans last year. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Net loss attributable to equity holders was $86 million compared to a loss of $78 million over last quarter. Higher non-interest expenses and the negative impact of foreign currency translation (including hedges) were partly offset by higher contribution from asset/liability management activities and higher net gain on investment securities. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

On a year-to-date basis, net loss attributable to equity holders was $164 million, compared to $265 million last year, or net income of $13 million after adjusting for the restructuring charge of $278 million after tax ($378 million pre-tax). Lower net gain on investment securities, higher non-interest expenses, and the negative impact of foreign currency translation (including hedges) were partly offset by an increase in the collective allowance on performing loans last year. The lower non-interest income and the higher income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts this quarter.

Credit risk

Provision for credit losses was $587 million, a decrease of $165 million or 22% over the same quarter last year. Lower commercial provisions in the energy sector in Global Banking and Markets and International Banking were partly offset by an increase in retail provisions in Canadian Banking and International Banking driven by growth in higher spread products. Last year also included an increase of $50 million in the collective allowance against performing loans. The provision for credit losses ratio was 49 basis points, a decrease of 15 basis points.

Provision for credit losses increased $34 million or 6% over last quarter due primarily to higher commercial provisions in International Banking against a few commercial accounts in Puerto Rico and Brazil. Retail provisions were higher in Canadian Banking and International Banking driven by portfolio growth, as well as the negative impact of foreign currency translation.

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Partly offsetting were lower commercial provisions in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 49 basis points, an increase of four basis points.

On a year-to-date basis, provision for credit losses was $1,140 million, a decrease of $151 million or 12%, due primarily to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. This was offset by higher provisions in Canadian Banking.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.3% this quarter as strong internal capital generation was offset by organic growth in risk-weighted assets and share buybacks under the Bank’s Normal Course Issuer Bid.

As at April 30, 2017, the CET1, Tier 1, Total capital and Leverage ratios were well above Basel III all-in minimum requirements.

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Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2016 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2016 Annual Report) and updated by this document; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 30, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 30, 2017, to June 14, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 9418653#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information
Investors:	Media:
Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com	Contact the Global Communications Department Telephone: (416) 866-6806 Fax: (416) 866-4988 E-mail: corporate.communications@scotiabank.com
Shareholders:

For enquiries related to changes in share registration or

address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the

Bank’s transfer agent:

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1-877-982-8767 Fax: 1-888-453-0330 E-mail: service@computershare.com

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (647) 777-1184

E-mail: corporate.secretary@scotiabank.com

Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021 U.S.A. Telephone: 1-800-962-4284

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Jake Lawrence Scotiabank Investor Relations (416) 866-5712	Kate Simandl Scotiabank Global Communications (416) 866-6806

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